# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sinda Ltd., CIK 0002096861
CUSIP: G81569108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Antiguo Camino a Don Diego S/N, Fraccionamiento Mi Bendicion, Interior 6, San Miguel de Allende, Mexico (O5), 37898
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001564994

## Reporting persons
- Electrum Global Holdings L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 122,953,908; sole dispositive power 0; shared dispositive power 122,953,908; aggregate amount beneficially owned 122,953,908 (77.4% of the class)
- TEG Global GP Ltd.: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 122,953,908; sole dispositive power 0; shared dispositive power 122,953,908; aggregate amount beneficially owned 122,953,908 (77.4% of the class)
- The Electrum Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 122,953,908; sole dispositive power 0; shared dispositive power 122,953,908; aggregate amount beneficially owned 122,953,908 (77.4% of the class)
- Electrum Strategic Opportunities Fund II L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,518,821; sole dispositive power 0; shared dispositive power 12,518,821; aggregate amount beneficially owned 12,518,821 (7.9% of the class)
- Electrum Strategic Opportunities Fund II GP L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,518,821; sole dispositive power 0; shared dispositive power 12,518,821; aggregate amount beneficially owned 12,518,821 (7.9% of the class)
- ESOF II GP Ltd.: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,518,821; sole dispositive power 0; shared dispositive power 12,518,821; aggregate amount beneficially owned 12,518,821 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Sinda Ltd.
Address of issuer's principal executive offices: Antiguo Camino a Don Diego S/N, Fraccionamiento Mi Bendicion, Interior 6, San Miguel de Allende, Guanajuato, Mexico, 37898

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by each of the entities below (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):
(i) Electrum Global Holdings L.P. ("Global Holdco");
(ii) TEG Global GP Ltd. ("TEG Global");
(iii) The Electrum Group LLC ("TEG");
(iv) Electrum Strategic Opportunities Fund II L.P. ("ESOF II");
(v) Electrum Strategic Opportunities Fund II GP L.P. ("ESOF II GP L.P."); and
(vi) ESOF II GP Ltd. ("ESOF II GP").
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 600 Fifth Avenue, 24th Floor, New York, New York 10020.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2026, Global Holdco directly owned 110,435,087 shares of the Issuer's common stock ("Common Shares"). TEG Global is the general partner of Global Holdco. TEG acts as an investment advisor to Global Holdco. As a result, TEG Global and TEG may be deemed to beneficially own the Common Shares owned by Global Holdco.

As of June 30, 2026, ESOF II directly owned 12,518,821 Common Shares. The general partner of ESOF II is ESOF II GP L.P., and the general partner of ESOF II GP L.P. is ESOF II GP. ESOF II GP is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. TEG acts as an investment advisor to ESOF II. As a result, ESOF II GP L.P., ESOF II GP, Global Holdco, TEG Global and TEG may be deemed to beneficially own the Common Shares held by ESOF II.

As of June 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate of 122,953,908 Common Shares.

Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein, if any. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
Percent of class: See responses to Item 11 on each cover page. As of June 30, 2026, the aggregate 122,953,908 Common Shares that the Reporting Persons may be deemed to have beneficially owned represents 77.4% of the total Common Shares outstanding. All percentages calculated in this Schedule 13G are based upon an aggregate of 158,790,885 Common Shares reported by the Issuer to be outstanding, as disclosed in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 28, 2026.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Electrum Global Holdings L.P.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (08/07/2026)
- TEG Global GP Ltd.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (08/07/2026)
- The Electrum Group LLC: /s/ Michael H. Williams, Michael H. Williams, Senior Managing Director (08/07/2026)
- Electrum Strategic Opportunities Fund II L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (08/07/2026)
- Electrum Strategic Opportunities Fund II GP L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (08/07/2026)
- ESOF II GP Ltd.: /s/ Michael H. Williams, Michael H. Williams, Director (08/07/2026)
Comment: Electrum Global Holdings L.P., By: TEG Global GP Ltd., its general partner

Electrum Strategic Opportunities Fund II L.P., By: Electrum Strategic Opportunities Fund II GP L.P., its general partner, By: ESOF II GP Ltd., its general partner

Electrum Strategic Opportunities Fund II GP L.P., By: ESOF II GP Ltd., its general partner